Exhibit 99.144

DIGIHOST TECHNOLOGY INC.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 9, 2021

DIGIHOST TECHNOLOGY INC.

18 King St. E, Suite 902

Toronto, ON

M5C 1C4

Telephone: 1-818-280-9758

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of subordinate voting shares (“SV Shares”) and proportionate voting shares (“PV Shares”) (together the “Shares”) of Digihost Technology Inc. (the “Corporation”) will be held at the offices of Peterson McVicar LLP, 18 King St. E, Suite 902, Toronto, ON M5C 1C4 on August 9, 2021 at 10:00 a.m. (Toronto time) for the following purposes, all as more particularly described in the enclosed management information circular (the “Circular”):

1.	to receive and consider the audited consolidated financial statements of the Corporation for the financial years ended December 31, 2020 and December 31, 2019 together with the auditor’s report thereon;

2.	to elect directors for the ensuing year;

3.	to appoint Raymond Chabot Grant Thornton LLP, as the auditors of the Corporation for the ensuing financial year and to authorize the directors of the Company to fix their remuneration;

4.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution providing the required annual approval of the Corporation’s 10% “rolling” stock option plan;

5.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution as set forth in the accompany Circular, to approve the Corporation’s restricted share unit plan;

6.	to consider and, if deemed advisable, to pass, with or without variation, a special resolution to ratify, confirm and approve an amendment to the Articles of the Corporation, in respect of the advance notice requirements for nominations of directors by Shareholders in certain circumstances;

7.	to consider and, if deemed advisable, to pass, with or without variation, a special resolution to ratify, confirm and approve an amendment to the Articles of the Corporation, in respect of the forum for complaints asserting a cause of action under the U.S. Securities Act of 1933; and

8.	transacting such further and other business as may properly come before the Meeting or any adjournment thereof.

The board of directors (the “Board”) has fixed June 28, 2021 as the record date (the “Record Date”) for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only Shareholders whose names have been entered in the registers of the Corporation as at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

In an effort to mitigate the risks associated with COVID- 19, we are inviting Shareholders to participate in the Meeting by dialing in to our conference line at: Toronto (+1) 416 764 8658 or Toll Free - North America (+1) 888 886 7786. Participants should dial in at least 10 minutes prior to the scheduled start time and ask to join the call. Shareholders will have an equal opportunity to participate at the Meeting through this method regardless of their geographic location. We encourage Shareholders to not attend the meeting in person due to risks related to COVID-19. We will also take additional precautionary measures in relation to the physical Meeting, limiting access to essential personnel, registered Shareholders and proxy holders entitled to attend and vote at the Meeting. We highly recommend Shareholders vote their Shares prior to the Meeting.

Voting

All Shareholders may attend the Meeting in or person or be represented by proxy. Shareholders who do not plan on attending the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it in the envelope provided. A proxy or voting instruction form will not be valid unless it is delivered to the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, by any of the following methods: by mail addressed to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; by fax within North America to 1-866- 249-7775 and outside North America to (312) 588-4290; by telephone to 1-866-732-VOTE (8683) for registered Shareholders, 1-866-734-VOTE (8683) for non-registered Shareholders and (312) 588-4291 for international Shareholders; or online at www.investorvote.com not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof.

A “beneficial” or “non-registered” Shareholder will not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting.

If you are a non-registered objecting beneficial owner of Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline.

Shareholders are reminded to review the Circular before voting.

DATED this 28th day of June, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Michel Amar”

Michel Amar
Chief Executive Officer and Chairman

DIGIHOST TECHNOLOGY INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This management information circular (the “Circular”) is furnished in connection with the solicitation by the management of Digihost Technology Inc. (the “Corporation”) of proxies to be used at the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of subordinate voting shares (“SV Shares”) and proportionate voting shares (“PV Shares”) (together the “Shares”) of the Corporation to be held at 18 King St. E., Suite 902, Toronto, Ontario, M5C 1C4 on August 9, 2021, at 10:00 a.m. (Toronto time) for the purposes set forth in the notice of annual and special meeting dated June 28, 2021 (the “Notice of Meeting”). References in the Circular to the Meeting include any adjournment(s) or postponement(s) thereof. It is expected that the solicitation of proxies will be primarily by mail, however, proxies may also be solicited by the officers, directors and employees of the Corporation by telephone, electronic mail, telecopier or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. All costs of solicitation by management will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholders in the accompanying form of proxy are directors and/or officers of the Corporation. A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND SIGNING AND DATING THE PROXY, OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare before 5:00 pm (Toronto time) on August 5, 2021 or, with respect to any matters to be dealt with at any adjournment of the Meeting, before the time of the re-commencement of the adjourned Meeting. Proxies delivered after such time(s) may not be accepted.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it prior to its use by an instrument in writing executed by the Shareholder or by his attorney duly authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of such corporation, and delivered to the registered office of the Corporation, at 18 King St. E., Suite 902, Toronto, Ontario, M5C 1C4 (Attention: Chief Financial Officer) at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, preceding any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The Shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will: (a) be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and (b) where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specifications made on such proxy. SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED, AS DIRECTED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the notice of Meeting, and with respect to any other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, the management of the Corporation knows of no such amendment, variation or other matter that may be presented to the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

GENERAL INFORMATION RESPECTING THE MEETING

No person has been authorized to give any information or make any representations in connection with the matters being considered herein other than those contained in this Circular and, if given or made, any such information or representations should be considered not to have been authorized by the Corporation. This Circular does not constitute the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

In light of the global pandemic caused by COVID-19, the Corporation is inviting Shareholders to participate in the Meeting by dialing in to our conference line at: Toronto(+1) 416 764 8658 or Toll Free - North America(+1) 888 886 7786. Participants should dial in at least 10 minutes prior to the scheduled start time and ask to join the call. Shareholders will have an equal opportunity to participate at the Meeting through this method regardless of their geographic location. We encourage Shareholders to not attend the meeting in person due to risks related to COVID-19. We highly recommend Shareholders vote their Shares prior to the meeting and do not physically attend the meeting.

References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

In this Circular, unless otherwise indicated, all dollar amounts “$” are expressed in Canadian dollars.

Except where otherwise indicated, the information contained herein is stated as of June 28, 2021.

Shareholders are reminded to review this Circular before voting.

Notice to Beneficial Holders of Shares

Only registered Shareholders or proxyholders duly appointed by registered Shareholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered Shareholders are entitled to vote at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which company acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks). Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Shares must be communicated to Broadridge well in advance of the Meeting) in order to have the Shares voted.

The Notice-and-Access Notification is being sent to both registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials directly to you, your name, address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Shares on your behalf.

The Corporation’s OBOs can expect to be contacted by Broadridge or their broker or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of their broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy or voting instruction card provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Circular and the accompanying form of proxy and notice of Meeting are to registered

Shareholders unless specifically stated otherwise.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for election as a director of the Corporation nor any associate of any such director, director nominee or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has fixed the close of business on June 28, 2021 (the “Record Date”) as the record date. Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof. Persons registered on the books of the Corporation at the close of business on the Record Date and persons who are transferees of any Shares acquired after such record date and who have produced properly endorsed certificates evidencing such Shares or who otherwise establish ownership thereof and demand, not later than 10 days before the Meeting, that their names be included in the list of Shareholders, are entitled to vote at the Meeting.

The authorized capital of the Corporation consists of an unlimited number of SV Shares and PV Shares. As of the date hereof, there are 74,940,683 SV Shares and 10,000 PV Shares issued and outstanding. PV Shares are not available for distribution to the public. PV Shares may be converted into SV Shares at a ratio of 200 SV Shares for every 1 PV Share. Each holder of SV Shares is entitled to receive notice of and to attend all meeting of shareholders of the Company. Each SV Share carries the right to one (1) vote on any matter properly coming before the Meeting. Each PV Share carries the right to two-hundred (200) votes on any matter properly coming before the Meeting. In aggregate, and as of the date of the Circular, holders of SV Shares hold 97.4% of the voting rights attached to the Shares, and holders of PV Shares hold 2.6% of the voting rights attached to the Shares. Holders of PV Shares are entitled to convert each PV Share held into two- hundred (200) SV Share.

To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, controls or directs, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to all outstanding Shares, other than as set out below:

Name of Shareholder	Class of Security	Number of Shares (1)(2)	Percentage of SV or PV Shares (1)(2)		Percentage of Total Votes Attaching to the Shares
Michel Amar	SV Shares	14,411,788	19.23	(3)	21.33
	PV Shares	10,000	100	(4)

Notes:

(1)	The information as to Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been obtained by the Corporation by the Shareholder listed above.
(2)	On a non-diluted basis.
(3)	Denotes percentage of SV Shares.
(4)	Denotes percentage of PV Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Corporation (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1.	Receipt of Financial Statements

The financial statements of the Corporation for the fiscal years ended December 31, 2020 and December 31, 2019, and the report of the auditors thereon, will be submitted to the Meeting. Receipt at the Meeting of the auditor’s report and the Corporation’s audited financial statements for the fiscal years ended December 31, 2020 and December 31, 2019 and will not constitute approval or disapproval of any matters referred to therein.

2.	Election of Directors

The Corporation’s articles provide that the Board will consist of a minimum of three and a maximum of ten directors.

At the Meeting, the Shareholders will be asked to consider, and, if thought fit, approve with or without variation a resolution re-electing five (5) current members of the Board, namely Michel Amar, Alec Amar, Adam Rossman, Manish Kshatriya and Donald Christie. It is intended that each of the directors will hold office until the next annual meeting of Shareholders or until his or her successor is elected or appointed, unless such office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”). In order to be effective, this resolution requires the approval of not less than 50% of the votes cast by Shareholders represented at the Meeting in person or by proxy.

Shareholders have the option to (i) vote for all of the directors of the Corporation listed in the table below; (ii) vote for some of the directors and withhold for others; or (iii) withhold for all of the directors. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Corporation will be voted FOR the election of each of the proposed nominees set forth in the table below.

Management has no reason to believe that any of the nominees will be unable to serve as a director. However, if any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy will be voted in favour of the remaining nominees, and may be voted in favour of a substitute nominee unless the Shareholder has specified in the proxy that the Shares represented thereby are to be withheld from voting in respect of the election of directors.

The following table states the name of each person nominated by management for election as directors, such person’s principal occupation or employment, period of service as a director of the Corporation, and the approximate number of voting securities of the Corporation that such person beneficially owns, or over which such person exercises direction or control:

Name, and Province and Country of Residence	Principal Occupation During the Last Five Years(1)	Director Since	Shares Owned or Controlled (1)
Michel Amar(3) Los Angeles, California	Chief Executive Officer and Chairman of the Corporation (2020 to present); President, NYAM LLC (2016 to present)	February 14, 2020	14,411,788 SV Shares 10,000 PV Shares

Name, and Province and Country of Residence	Principal Occupation During the Last Five Years(1)	Director Since	Shares Owned or Controlled(1)
Alec Amar(2) Los Angeles, California	President and Director of the Corporation (2020 to present); President, Bit.Management, LLC (2018 to present)	February 14, 2020	149,102 SV Shares
Adam Rossman(2) Los Angeles, California	Business and real estate attorney and a member of the California Bar since 1995.	February 14, 2020	44,238 SV Shares
Manish Kshatriya Toronto, Ontario	Managing Director, MZK Advisors Inc. (2016 to present); President, CEO and CFO, Liberty Silver Corp. (2014 to 2016)	February 14, 2020	25,000 SV Shares
Donald Christie(2) Toronto, Ontario	CEO, President and Director, Rockcliff Metals Corporation (2021 to present); CEO, President and Director, Norvista Capital Corporation (2011 to 2021)	February 14, 2020	250,000 SV Shares

Notes:

(1)	Information about principal occupation, business or employment and number of Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by respec tive persons set forth above.
(2)	Member of the Audit Committee.
(3)	1,879,633 SV Shares controlled by Michel Amar are held through Bit Mining International LLC and 6,497,669 SV Shares controlled by Michel Amar are held through Bit.Management, LLC. 4,479,486 SV Shares and 10,000 PV Shares controlled by Michel Amar are held through NYAM, LLC.

Biographical Notes for Directors

Michel Amar

Mr. Amar is a French-American businessman and entrepreneur known for his success in innovative technology, such as blockchain and electronics, as well as developing branded fashion. With a Bachelor’s degree in accounting and business management, Mr. Amar has worked and consulted with some of the most famous international brands, playing a vital role in their profitability and continued relevance. In 2019, Mr. Amar partnered with Brookstone, a novelty retailer, in developing exclusive, technologically advanced products for their consumer electronics market.

Alec Amar

Mr. Amar is an entrepreneur who has achieved success in both product development and licensing, as well as blockchain solutions. After graduating from the University of Southern California with a degree in economics and digital entrepreneurship, Mr. Amar devised and headed a blockchain operation, building out highly efficient and productive mining facilities. In addition to blockchain success, Mr. Amar’s product licensing company, MAT, a versatile R&D incubator, has partnered with notable brands such as Brookstone, in developing innovative electronics. As one of the sole licensees of Brookstone, Mr. Amar is actively curating a collection of intelligent, proprietary consumer electronics.

Adam S. Rossman

Mr. Rossman is a business and real estate attorney. He is a member of the California Bar since 1995. Mr. Rossman has handled transactions throughout the United States relating to commercial real estate and trademark licensing. Mr. Rossman maintains offices in Beverly Hills, CA. Mr. Rossman received his JD from Loyola Law School, Los Angeles in 1994, a MA in Rhetoric in 1990 and a BA in Rhetoric in 1988 both from University of California at Berkeley.

Manish Kshatriya

Mr. Kshatriya currently serves as the managing director of MZK Advisors Inc., a private business advisory firm providing executive management, governance and compliance oversight, and capital markets advisory services to small and mid-market private and publicly listed companies. He has over 20 years of progressive experience in corporate finance, accounting, taxation and auditing obtained in public accounting practice and industry. From January 2012 until October 2016, Mr. Kshatriya was the Chief Financial Officer of Liberty Silver Corp. and from December 2014 until October 2016 was also Director, President and Chief Executive Officer. From January 2006 until October 2011, Mr. Kshatriya worked for Augen Capital Corp., a Toronto based, Canadian listed mining merchant bank where he served as both the Director of Finance, and most recently the Chief Financial Officer. Mr. Kshatriya has also served as Chief Financial Officer or senior financial executive for various other private and publicly listed companies in the mineral resource sector. Mr. Kshatriya earned his Bachelor’s degree in Administrative Studies, with Honours in Accounting and Finance, from York University in Toronto, CA. He is a Chartered Professional Accountant (Chartered Accountant) and a member of the Institute of Chartered Professional Accountants of Ontario.

Donald Christie

Mr. Christie has 25 years of experience in the Canadian financial services industry having worked in investment banking with TD Securities Inc. and Newcourt Capital Inc. Mr. Christie entered the resource sector in 2008 where he served as CFO of Continental Gold Limited from early 2008 to December 2010. Mr. Christie served as CFO and Director of Calvista Gold Corporation and Solvista Gold Corporation from 2011 to 2015. Mr. Christie served as CEO and a Director of Norvista Capital Corporation from 2015 to 2021. Mr. Christie is the CEO, President and a director of Rockclilff Metals Corporation, Chairman of the Audit Committee of Northern Graphite Corporation, and the CFO and a Director of Nevada Zinc Corporation. Mr. Christie holds a Bachelor of Commerce Honours degree from Queen’s University and received his Chartered Public Accountant designation while working for PricewaterhouseCoopers LLP.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed director of the Corporation is, as at the date of this Circular is, or within the 10 years prior to the date of this Circular, other than as listed below, has been, a director, chief executive officer or chief financial officer, of any company (including the Corporation) that:

(a)	while that person was acting in that capacity was subject to:

(i)	a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), or

(ii)	an order similar to a cease trade order, or

(iii)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days (an “Order”); or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Corporation (or any personal holding company of any such individual) is, or within the 10 years prior to the date of this Circular has:

(a)	been a director or executive officer of any corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets such individual.

No proposed director of the Corporation (or any personal holding company of any such individual) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

3.	Appointment of Auditors

Raymond Chabot Grant Thornton LLP (“RCGT”) are the independent registered certified auditors of the Corporation. RCGT was first appointed as auditor of the Corporation on April 12, 2021. Management of the Corporation intends to nominate RCGT for reappointment as auditors of the Corporation.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to re- appoint RCGT to serve as auditors of the Corporation until the next annual meeting of Shareholders and to authorize the directors of the Corporation to fix their remuneration as such. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

Unless the Shareholder has specifically instructed that his or her Shares are to be withheld from voting in connection with the appointment of RCGT, the persons named in the accompanying proxy intend to vote FOR the re-appointment of RCGT as the auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix their remuneration.

4.	Approval of Stock Option Plan

The Corporation maintains a share incentive plan (the “Stock Option Plan”), which was last approved by Shareholders at a meeting held on January 14, 2020. The Stock Option Plan is a rolling stock option plan that sets the number of SV Shares issuable thereunder at a maximum of 10% of the Shares issued and outstanding at the time of any grant.

Pursuant to TSX Venture Exchange (“TSXV”) policies, a TSXV-listed issuer is required to obtain the approval of its shareholders for a “rolling” stock option plan at each annual meeting of shareholders. Accordingly, at the Meeting, Shareholders will be asked to approve an ordinary resolution to approve the Stock Option Plan for the ensuing year.

The Stock Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation, the option to purchase SV Shares. The Stock Option Plan provides for a floating maximum limit of 10% of the outstanding Shares as permitted by the policies of the TSXV. As at the date hereof, options to purchase a total of 7,345,491 SV Shares have been issued to eligible participants under the Stock Option Plan and remain outstanding. As at the date hereof, the number of SV Shares remaining available for issuance under the Stock Option Plan is 148,577.

For a summary of the Stock Option Plan, please see “Statement of Executive Compensation – Stock Option Plan”. The full text of the Stock Option Plan will be supplied free of charge to any Shareholder upon written request made directly to the Corporation at its registered head office located at 18 King St. E, Suite 902, Toronto, ON M5C 1C4, telephone: 1-818-280-9758.

Shareholder Approval of the Stock Option Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass an ordinary resolution re- approving the Stock Option Plan (the “Stock Option Plan Resolution”), which, to be effective, pursuant to TSXV policies, must be passed by not less than a majority of the votes cast by disinterested Shareholders at the Meeting.

The text of the Stock Option Plan Resolution is as follows:

“BE IT HEREBY RESOLVED that:

1.	the stock option plan of the Corporation, as described in the Management Information Circular of the Company dated June 28, 2021, be and the same is hereby ratified, confirmed and approved as the stock option plan of the Company;

2.	any director or officer be and is hereby authorized to amend the stock option plan of the Company should such amendments be required by applicable regulatory authorities including, but not limited to, the TSX Venture Exchange; and

3.	any one director or officer of the Company be and is hereby authorized and directed to do all such things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution.”

The Board recommends that Shareholders vote FOR the Stock Option Plan Resolution. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Shares represented by such proxy or voting instruction form are to be voted against the Stock Option Plan Resolution, the persons named in the proxy or voting instruction form will vote FOR the Stock Option Plan Resolution.

5.	Approval of Restricted Share Unit Plan

The Board approved a restricted share unit plan (the “RSU Plan”) for the Corporation on June 28, 2021.

The purpose of the restricted share unit plan (the “RSU Plan”) is to attract and retain highly qualified officers, directors, key employees, consultants and other persons, and to motivate such officers, directors, key employees, consultants and other persons to serve the Corporation and its affiliates (“Affiliates”) and to expend maximum effort to improve the business results and earnings of the Corporation, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation. To this end, the Plan provides for the grant of restricted share units (“RSUs”). Any of these awards of the RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms hereof (as such performance goals are specified in the Award Agreement). The RSU Plan is intended to complement the Corporation’s stock option plan (the “Stock Option Plan”) by allowing the Corporation to offer a broader range of incentives to diversify and customize the rewards for management and staff to promote long term retention.

The RSU Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation, RSUs. The RSU Plan provides for a fixed maximum limit of 7,494,068 of the outstanding SV Shares as permitted by the policies of the TSXV. At the time a grant (“Grant Date”) of RSUs is made, the Board may, in its sole discretion, establish a period of time (a “Vesting Period”) applicable to such RSUs. Each Award of RSUs may be subject to a different Vesting period. The Board may, in its sole discretion, at the time a grant of RSUs is made, prescribe restrictions in addition to or other than the expiration of the Vesting Period. Notwithstanding the foregoing, (i) RSUs that vest solely by the passage of time shall not vest in full in less than three (3) years from the Grant Date; (ii) RSUs for which vesting may be accelerated by achieving performance targets shall not vest in full in less than one (1) year from the Grant Date; and (iii) RSUs granted to outside directors vest, (a) at the election of an outside director at the time the award is granted, within a minimum of one (1) year to a maximum of three (3) years following the Grant Date, as such outside director may elect, and (b) if no election is made, upon the earlier of a change of control.

As of the date of this circular, no RSUs have been issued to employees and consultants of the Corporation. As at the date hereof, the number of SV Shares remaining available for issuance under the Plan is 7,494,068.

The full text of the RSU Plan is attached hereto as Schedule “B”.

Shareholder Approval for the Plan

At the Meeting, disinterested Shareholders will be asked to consider and, if deemed advisable, to pass an ordinary resolution ratifying and approving the RSU Plan (the “RSU Plan Resolution”), which, to be effective, pursuant to TSXV policies, must be passed by not less than a majority of the votes cast by disinterested Shareholders at the Meeting.

The text of the RSU Plan Resolution is as follows:

“BE IT RESOLVED as an ordinary resolution that:

4.	the RSU Plan, substantially in the form attached as Schedule “B” to this information circular be, and is hereby, ratified, affirmed and approved;

5.	the form of the RSU Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities or stock exchange without requiring further approval of the shareholders of the Corporation;

6.	any one director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolution.”

The Board recommends that Shareholders vote FOR the RSU Plan Resolution. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Shares represented by such proxy or voting instruction form are to be voted against the RSU Plan Resolution, the persons named in the proxy or voting instruction form will vote FOR the RSU Plan Resolution.

6.	Approval of Advance Notice Provisions

The directors of the Corporation are proposing that the Articles of the Corporation be altered to include the advance notice provisions (the “Advance Notice Provisions”), which will: (i) facilitate orderly and efficient annual general or, where the need arises, special, meetings; (ii) ensure that all Shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allow Shareholders to register an informed vote. The full text of the proposed alteration of the Articles to include the Advance Notice Provisions is set out in Schedule “C” to this Circular.

Purpose of the Advance Notice Provisions

The purpose of the Advance Notice Provisions is to provide shareholders, directors and management of the Corporation with direction on the procedure for shareholder nomination of directors. The Advance Notice Provisions are the framework by which the Corporation seeks to fix a deadline by which Shareholders must submit director nominations to the Corporation prior to any annual or special meeting of Shareholders and sets forth the information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

Effect of the Advance Notice Provisions

Subject only to the BCBCA and the Articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board may be made at any annual meeting of Shareholders, or at any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of directors: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more Shareholders pursuant to a proposal made in accordance with the provisions of the BCBCA, or a requisition of the shareholders made in accordance with the provisions of the BCBCA; or (c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the Notice provided for below in the Advance Notice Provisions and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the Notice procedures set forth below in the Advance Notice Provisions.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the principal executive offices of the Corporation.

To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made: (a) in the case of an annual meeting of Shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. In no event shall any adjournment or postponement of a meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth: (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and Applicable Securities Laws (as defined below); and (b) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and Applicable Securities Laws (as defined below). The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable Shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the Advance Notice Provisions; provided, however, that nothing in the Advance Notice Provisions shall be deemed to preclude discussion by a Shareholder (as distinct from the nomination of directors) at a meeting of Shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the BCBCA. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

For purposes of the Advance Notice Provisions: (a) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on SEDAR at www.sedar.com; and (b) “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

Notwithstanding any other provision of the Advance Notice Provisions, notice given to the Secretary of the Corporation pursuant to the Advance Notice Provisions may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in the Advance Notice Provisions.

The Advance Notice Provisions will be subject to an annual review, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

Approval of the Advance Notice Provisions Resolution

Under the Articles and the BCBCA, the Corporation’s governing statute, the alteration of the Corporation’s Articles requires the approval of more than two-thirds of the votes cast in person or represented by proxy at the Meeting by the Shareholders of the Corporation by a special resolution. Accordingly, Shareholders will be asked at the Meeting to vote on a special resolution to approve the alteration of the Articles of the Corporation to include the Advance Notice Provisions (the “Advance Notice Resolution”), in the following form:

“BE IT HEREBY RESOLVED AS A SPECIAL RESOLUTION that:

(1)	the Articles of the Corporation be altered by adding the text substantially as set forth in Schedule “C” to the Management Information Circular of the Corporation dated May 18, 2021 as and at Section 14.12 of the Articles;

(2)	the Corporation be authorized to revoke this special resolution and abandon or terminate the alteration of the Articles if the Board deems it appropriate and in the best interests of the Corporation to do so without further confirmation, ratification or approval of the Shareholders; and

(3)	any one director or officer of the Corporation be and is hereby authorized and directed to do all such things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this special resolution.”

The Board recommends that Shareholders vote FOR the Advance Notice Resolution. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Shares represented by such proxy or voting instruction form are to be voted against the Advance Notice Resolution, the persons named in the proxy or voting instruction form will vote FOR the Advance Notice Resolution.

7.	Approval of U.S. Securities Act Provisions

The directors of the Corporation are proposing that the Articles of the Corporation be altered to include the provisions in connection with the forum in which certain suits related to United States securities laws matters in respect of the Corporation may be brought (the “U.S. Securities Act Provisions”). The full text of the proposed alteration of the Articles to include U.S. Securities Act Provisions is set out in Schedule “D” to this Circular.

Purpose and Effect of the U.S. Securities Act Provisions

The purpose of the U.S. Securities Act Provisions is to provide for the forum in which certain suits related to United States securities laws matters in respect of the Corporation may be brought. Specifically, Section 27 of the Securities Exchange Act of 1934 (United States) (the “Exchange Act”) creates exclusive jurisdiction of the federal district courts of the United States of America over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder (including the general anti-fraud provisions thereof and thereunder), whereas Section 22 of the Securities Act of 1933 (United States) (the “Securities Act”) creates concurrent jurisdiction for United States federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Through the enactment of By-Law No. 4, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the rules and regulations thereunder.

Approval of the U.S. Securities Act Resolution

Under the Articles and the BCBCA, the Corporation’s governing statute, the alteration of the Corporation’s Articles requires the approval of more than two-thirds of the votes cast in person or represented by proxy at the Meeting by the Shareholders of the Corporation by a special resolution. Accordingly, Shareholders will be asked at the Meeting to vote on a special resolution to approve the alteration of the Articles of the Corporation to include the U.S. Securities Act Provisions (the “U.S. Securities Act Resolution”), in the following form:

“BE IT HEREBY RESOLVED AS A SPECIAL RESOLUTION that:

(1)	the Articles of the Corporation be altered by adding the text substantially as set forth in Schedule “D” to the Management Information Circular of the Corporation dated June 28, 2021 as and at Section 21.6 of the Articles;

(2)	the Corporation be authorized to revoke this special resolution and abandon or terminate the alteration of the Articles if the Board deems it appropriate and in the best interests of the Corporation to do so without further confirmation, ratification or approval of the Shareholders; and

(3)	any one director or officer of the Corporation be and is hereby authorized and directed to do all such things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this special resolution.”

The Board recommends that Shareholders vote FOR the U.S. Securities Act Resolution. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Shares represented by such proxy or voting instruction form are to be voted against the Advance Notice Resolution, the persons named in the proxy or voting instruction form will vote FOR the U.S. Securities Act Resolution.

8.	Other Matters

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, valid forms of proxy will be voted on such matter in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Circular, a Named Executive Officer (“NEO”) of the Corporation means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Corporation;

(b)	a chief financial officer (“CFO”) of the Corporation;

(c)	in respect of the Corporation and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000; and

(d)	each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year.

Oversight and Description of Director and NEO Compensation

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Corporation’s compensation philosophy is to foster entrepreneurship at all levels of the organization through, among other things, the granting of stock options (“Options”) and RSUs for SV Shares, which will be a significant component of executive compensation. This approach is based on the assumption that the performance of the SV Share price over the long term is an important indicator of long-term performance.

The Corporation’s compensation philosophy is based on the following fundamental principles:

●	Compensation programs align with shareholder interests – the Corporation aligns the goals of executives with maximizing long-term shareholder value;

●	Performance sensitive – compensation for executive officers should be linked to operating and market performance of the Corporation and fluctuate with the performance; and

●	Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all NEOs will be developed based on the above-mentioned compensation philosophy and will be as follows:

●	to attract and retain highly qualified executive officers;

●	to align the interests of executive officers with shareholders’ interests and with the execution of the Corporation’s business strategy;

●	to evaluate executive performance on the basis of key measurements that correlate to long-term shareholder value; and

●	to tie compensation directly to those measurements and reward based on achieving and exceeding predetermined objectives.

The Corporation believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs. The Corporation’s objective is to establish benchmarks and targets for its NEOs that will enhance shareholder value if achieved.

Aggregate compensation for each NEO is designed to be competitive. The Board performs the duties of a compensation committee, as the Corporation does not have a defined compensation committee. The Board reviews from time to time the compensation practices of similarly situated companies when considering the Corporation’s executive compensation practices. The Board reviews each element of compensation for market competitiveness, and although it may weigh a particular element more heavily based on the NEO’s role within the Corporation, it is primarily focused on remaining competitive in the market with respect to total compensation.

From time to time, on an ad hoc basis, the Board will review data related to compensation levels and programs of various companies that are similar in size to the Corporation and operate within the jewelry industry. The Board also relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Corporation in assessing compensation levels. These other companies are identified in this Circular under the heading “Corporate Governance – Directorships”.

Compensation Governance

The Board is responsible for ensuring that the Corporation has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. The Board ensures that total compensation paid to all NEOs is fair, reasonable, and consistent with the Corporation’s compensation philosophy.

A combination of fixed and variable compensation is used to motivate executive officers to achieve overall corporate goals. The three basic components of the Corporation’s executive officer compensation program are:

●	base salary;

●	annual incentive (bonus) payments; and

●	Long-term incentive compensation (in the form of Options and/or RSUs)

Base salaries, if any, are paid in cash and constitute the fixed portion of the total compensation paid to executive officers. Annual incentives and option-based compensation comprise the remainder, and represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance targets; and (ii) market performance of the SV Shares. To date, no specific formula has been developed to assign a specific weighting to each of these components. Instead, the Board will consider each performance target and the Corporation’s performance and assign compensation based on this assessment.

Base Salary

The Board approves the salary ranges for the NEOs. The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels and practices of similarly situated companies and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Corporation may consider comparative data for the Corporation’s peer group, which are accumulated from a number of external sources including independent consultants. The Corporation’s policy for determining salary for executive officers will be consistent with the administration of salaries for all other employees.

Annual Incentive (Cash Bonus) Payments

If the Board finds it is in the best interests of the Corporation to pay annual cash incentive awards, then awards will be based on various personal and company-wide achievements. Performance goals for annual incentive payments are subjective and include achieving individual and corporate targets and objectives, as well as general performance in day- to-day corporate activities.

The Board will approve target annual incentive amounts for each NEO at the beginning of each financial year and will determine target amounts based on a number of factors, including comparable compensation of similar companies. Funding of the annual incentive awards is capped at the company level and the distribution of funds to the executive officers will be at the discretion of the Board. Each NEO may receive partial or full payment of the target annual incentive amount set by the Board at the beginning of each financial year, depending on the number of the predetermined targets met, and the assessment of such NEO’s overall performance by the Board.

The Board assesses NEO performance subjectively, considering each NEO’s respective success in achieving his or her individual objectives, contributions to the achievement of the Corporation’s goals, and contributions to meeting the needs of the Corporation that arise on a day-to-day basis.

The Board reserves ultimate discretion in determining whether each NEO has met his or her targets, and has the right make positive or negative adjustments to any annual incentive payment that it deems appropriate.

Long-Term Incentive Compensation

Options and RSUs may be granted to directors, management, employees and certain service providers as long-term incentives to align the individual’s interests with those of the Corporation. Options and RSUs are awarded to directors and employees, including NEOs, at the Board’s discretion. Decisions with respect to options and RSUs granted are based upon the individual’s level of responsibility and their contribution towards the Corporation’s goals and objectives, and additionally may be awarded in recognition of the achievement of a particular goal or extraordinary service. The Board considers outstanding Options and RSUs granted under the Stock Option Plan and RSU Plan and held by management in determining whether to make any new grants of options and RSUs, and the quantum or terms of any options or RSUs grant.

The objective of the proposed RSU Plan is to further aid in retaining eligible employees while maintaining alignment of compensation with the long-term share price performance provided to the Corporation’s Shareholders. RSUs aid in promoting greater share ownership by executives and employees at the Corporation and aligning closer to market practices. Furthermore, the RSU Plan diversifies the types of incentive-based compensation, enabling the Board to better tailor such awards to the duties and responsibilities of the Directors, Employees and Consultants (collectively referred to as “Service Providers” within the plan document). While initially intended to only vest based on the continued service of Eligible Persons with the Corporation, in the future, the proposed RSU Plan will also provide the Board with the alternative of establishing specific performance-based goals in addition to service-based restrictions when determining the vesting of specific RSU grants. This will provide the opportunity to further strengthen the alignment of interests of eligible employees (namely executives) with the achievement of the Corporation’s long-term strategic plan and the interests of Shareholders.

The objective of the Corporation’s Stock Option Plan is to further aid in retaining qualified talent while maintaining alignment of compensation with the long-term share price performance provided to the Corporation’s shareholders. Options are awarded to directors, consultants and employees, including NEOs, at the Board’s discretion. Decisions with respect to Options granted are based upon the individual’s level of responsibility and their contribution towards the Corporation’s goals and objectives, and additionally may be awarded in recognition of the achievement of a particular goal or extraordinary service. The Board considers outstanding Options granted under the Stock Option Plan held by management in determining whether to make any new grants of Options, and the quantum or terms of any Option grant.

In order to arrive at a particular recommendation for performance-based compensation under the Stock Option Plan, the Board will use objectively determinable performance targets, where possible, under one or more of the following business criteria, individually or in combination: (i) Technical Matters; (ii) Capital Markets; (iii) Corporate Development; (iv) Community Initiatives; (v) Operational Matters; and (vi) Board Liaison Matters.

Stock Option Plan

The Corporation’s current stock option plan (the “Stock Option Plan”) was adopted by the Board on October 23, 2017 and must be re-approved by the Shareholders on a yearly basis pursuant to the policies of the TSXV. The Stock Option Plan was last approved by the HashChain Shareholders at a meeting of the shareholders held on January 14, 2020. At the Meeting, the Shareholders will be asked to approve the rolling 10% Stock Option Plan for the ensuing year.

The purpose of the Stock Option Plan is to allow the Corporation to grant options to directors, officers, employees and consultants, as additional compensation and as an opportunity to participate in the success of the Corporation. The granting of such options is intended to align the interests of such persons with that of the Corporation’s shareholders.

The following is a summary of the material terms of the Stock Option Plan (any terms not defined herein have the meaning defined in the Stock Option Plan):

(i)	The aggregate maximum number of the SV Shares available for issuance from treasury under the Stock Option Plan at any given time is 10% of the outstanding Shares as at the date of grant of an Option under the Stock Option Plan.

(ii)	No options shall be granted to any optionee if such grant could result, at any time, in:

(A)	the issuance of any one individual, within a one-year period, of a number of SV Shares exceeding 5% of the issued and outstanding Shares;

(B)	the issuance to any one consultant, within any 12-month period, of a number of SV Shares exceeding 2% of the issued and outstanding Shares; and

(C)	the issuance to employees conducting investor relations activities, within any 12 month period, of an aggregate number of SV Shares exceeding 2% of the issued and outstanding Shares;

unless permitted otherwise by any applicable stock exchange.

(iii)	Disinterested Shareholder Approval is required for the following:

(A)	any individual stock option grant that would result in the grant to Insiders (as a group), within a 12-month period, of an aggregate number of options exceeding 10% of the issued Shares, calculated on the date an option is granted to any Insider; and

(B)	any individual stock option grant that would result in the number of SV Shares issued to any individual in any 12-month period under this Plan exceeding 5% of the issued Shares, less the aggregate number of shares reserved for issuance or issuable under any other Share Compensation Arrangement of the Corporation.

(iv)	The term of an Option shall not exceed 10 years from the date of grant of the Option.

(v)	An Option shall vest and may be exercised in whole or in part at any time during the term of such Option after the date of the grant as determined by the Board, subject to extension where the expiry date falls within a Blackout Period.

(vi)	Options may be granted by the Corporation pursuant to the recommendations of the Board or a committee appointed to administer the Stock Option Plan from time to time provided and to the extent that such decisions are approved by the Board.

(vii)	The Stock Option Plan provides that if a change of control (as defined in the Stock Option Plan) occurs, or if the Corporation is subject to a take-over bid, all Shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. The Board may also accelerate the expiry date of outstanding options in connection with a take-over bid.

(viii)	The Stock Option Plan contains adjustment provisions with respect to outstanding options in cases of share reorganizations, special distributions and other corporation reorganizations including an arrangement or other transaction under which the business or assets of the Corporation become, collectively, the business and assets of two or more companies with the same shareholder group upon the distribution to the shareholders of the Corporation, or the exchange with the shareholders of the Corporation, of securities of the Corporation or securities of another company.

(ix)	The Stock Option Plan provides that on the death or disability of an option holder, all vested options will expire at the earlier of 365 days after the date of death or disability and the expiry date of such options. Where an optionee is terminated for cause, any outstanding options (whether vested or unvested) are cancelled as of the date of termination. If an optionee retires or voluntarily resigns or is otherwise terminated by the Corporation other than for cause, then all vested options held by such optionee will expire at the earlier of (i) the expiry date of such options and (ii) the date which is 90 days (30 days if the optionee was engaged in investor relations activities) after the optionee ceases its office, employment or engagement with the Corporation.

The Stock Option Plan contains a provision that if pursuant to the operation of an adjustment provision of the Stock Option Plan, an optionee receives options (the “New Options”) to purchase securities of another company (the “New Company”) in respect of the optionee’s options under the Stock Option Plan (the “Subject Options”), the New Options shall expire on the earlier of: (i) the expiry date of the Subject Options; (ii) if the optionee does not become an eligible person in respect of the New Company, the date that the Subject Options expire pursuant to the applicable provisions of the Stock Option Plan relating to expiration of options in cases of death, disability or termination of employment discussed in the preceding paragraph above (the “Termination Provisions”); (iii) if the optionee becomes an eligible person in respect of the New Company, the date that the New Options expire pursuant to the terms of the New Company’s stock option plan that correspond to the Termination Provisions; and (iv) the date that is one (1) year after the optionee ceases to be an eligible person in respect of the New Company or such shorter period as determined by the Board.

The full text of the Stock Option Plan will be supplied free of charge to any Shareholder upon written request made directly to the Corporation at its registered head office located at 18 King St. E, Suite 902, Toronto, ON M5C 1C4, telephone: 1-818-280-9758.

Restricted Share Unit Plan

The RSU Plan is available to directors, employees and consultants which are collectively referred to in the RSU Plan as Service Providers of the Corporation, as determined by the Board (the “Eligible Grantees”). As of the date of this Circular, the Corporation has granted no RSUs to Eligible Grantees.

The RSU Plan is intended to complement the Stock Option Plan by allowing the Corporation to offer a broader range of incentives to diversify and customize the rewards Eligible Grantees to promote long term retention and greater alignment with the competitive market. The following information is intended to be a brief description and summary of the material features of the RSU Plan.

(a)	The RSU Plan provides for a fixed maximum limit of 7,494,068. SV Shares as permitted by the policies of the TSXV. The number of SV Shares issued or to be issued under the RSU Plan and all other security-based compensation arrangements, at any time, shall not exceed 20% of the total number of the issued and outstanding Shares of the Corporation;

(b)	The total number of SV Shares issuable to insiders under the RSU Plan, at any time, together with any other security-based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Shares of the Corporation;

(c)	The total number of SV Shares issuable to insiders within any one-year period under the RSU Plan shall not exceed 10% of the issued and outstanding Shares of the Corporation;

(d)	The total number of SV Shares issuable to any one Service Provider within any one-year period under the RSU Plan shall not exceed 1% percent of the issued and outstanding SV Shares of the Corporation;

(e)	The total number of SV Shares issuable to all Service Providers within any one-year period under the RSU Plan shall not exceed 2% percent of the issued and outstanding SV Shares of the Corporation;

(f)	Neither awards nor any rights under any such awards shall be assignable or transferable. If any SV Shares covered by an award are forfeited, or if an award terminates without delivery of any SV Shares subject thereto, then the number of SV Shares counted against the aggregate number of SV Shares available under the RSU Plan with respect to such award shall, to the extent of any such forfeiture or termination, again be available for making awards under the RSU Plan. The RSU Plan shall terminate automatically after ten years and may be terminated on any earlier date or extended by the Board.

The Board may at any time, in its sole discretion and without the approval of Shareholders, amend, suspend, terminate or discontinue the RSU Plan and may amend the terms and conditions of any awards thereunder, subject to (a) any required approval of any applicable regulatory authority or the TSXV, and (b) approval of Shareholders of the Corporation, provided that Shareholder approval shall not be required for the following amendments and the Board may make changes which may include but are not limited to: (i) amendments of a ‘housekeeping nature’; (ii) changes to vesting provisions; or (iii) changes to the term of the RSU Plan or awards made under the RSU Plan provided those changes do not extend the restriction period of any RSU beyond the original expiry date or restriction period. The Board may amend, modify, or supplement the terms of any outstanding award.

Restricted Share Units

The RSU Plan provides that the Board of the Corporation may, from time to time, in its sole discretion, grant awards of RSUs to Eligible Grantees. Each RSU shall represent one SV Share of the Corporation. The Board may, in its sole discretion, establish a period of time (a “Vesting period”) applicable to such RSUs. Each award of RSUs may be subject to a different Vesting period. The Board may, in its sole discretion, prescribe restrictions in addition to or other than the expiration of the Vesting period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the RSUs. The performance criteria will be established by the Board in its sole discretion. The Board may, in its sole discretion, revise the performance criteria. Notwithstanding the foregoing, (i) RSUs that vest solely by the passage of time shall not vest in full in less than three (3) years from the grant date; (ii) RSUs for which vesting may be accelerated by achieving performance targets shall not vest in full in less than one (1) year from the grant date; and (iii) RSUs granted to outside directors vest, (a) at the election of an outside director at the time the award is granted, within a minimum of one (1) year to a maximum of three (3) years following the grant date, as such outside director may elect, and (b) if no election is made, upon the earlier of a Change of Control (as such term is defined in the RSU Plan) or his or her resignation from the Board.

Upon the expiration or termination of the Vesting period and the satisfaction of any other restrictions prescribed by the Board, the RSUs shall vest and shall be settled in either cash or Shares, as the Committee may so determine, unless otherwise provided in the Award Agreement.

A cash payment shall be in the amount equal to the “Market Price” per share as defined in the policies of the applicable stock exchange as the trading day prior to the date of vesting, and certified funds shall be paid for the RSUs valued at the Market Price. A Share payment shall be for Shares issued by the Corporation from treasury and a share certificate for that number of Shares equal to the number of vested RSUs shall be free of all restrictions. The cash payment or Shares shall be delivered to the Grantee or the Grantee’s beneficiary or estate, as the case may be.

If a grantee’s employment is terminated with cause, the Corporation may, within 30 days, annul an award if the grantee is an employee of the Corporation or an affiliate thereof. If a grantee’s employment is terminated with or without cause, unless the Board otherwise provides in an award agreement or in writing after the award agreement is issued, any RSUs that have not vested and will not vest within 30 days from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon the death of a grantee, any RSUs granted to said grantee which, prior to the grantee’s death, have not vested, will immediately vest and the grantee’s estate shall be entitled to receive payment in accordance with the terms of the RSU Plan.

Director and NEO Compensation, Excluding Compensation Securities

The following table provides a summary of the compensation earned by the NEOs and directors for services rendered in all capacities during the fiscal year ended December 31, 2020. For the year ended December 31, 2020, the Corporation had two NEOs, Michel Amar and Cindy Davis.

Table of compensation excluding compensation securities

Name and Principal Position	Fiscal period	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	All other compensation ($)	Total compensation ($)
Michel Amar(1)	2020	Nil	Nil	Nil	Nil	Nil	Nil
Chief Executive Officer and Chairman	2019	N/A	N/A	N/A	N/A	N/A	N/A
Alec Amar(2)	2020	Nil	Nil	Nil	Nil	Nil	Nil
President and Director	2019	N/A	N/A	N/A	N/A	N/A	N/A
Cindy Davis(3)	2020	40,491	Nil	Nil	Nil	Nil	40,491
Chief Financial Officer	2019	N/A	N/A	N/A	N/A	N/A	N/A
Jon Williams	2020	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	N/A	N/A	N/A	N/A	N/A	N/A
Adam Rossman	2020	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	N/A	N/A	N/A	N/A	N/A	N/A
Manish Kshatriya	2020	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	N/A	N/A	N/A	N/A	N/A	N/A
Gerry Rotonda	2020	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	N/A	N/A	N/A	N/A	N/A	N/A
Gerard Guez	2020	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	N/A	N/A	N/A	N/A	N/A	N/A
Donald Christie	2020	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	N/A	N/A	N/A	N/A	N/A	N/A
Geoffrey Browne	2020	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	On February 14, 2020, Michel Amar was appointed Chief Executive Officer of the Corporation.
(2)	On February 14, 2020, Alec Amar was appointed President of the Corporation.
(3)	On February 14, 2020, Cindy Davis became the Chief Financial Officer of the Corporation. Compensation for Ms. Davis’ services was paid to Marrelli Support Services Inc. Ms. Davis is an employee of Marrelli Support Services Inc. On April 29, 2021, Cindy Davis resigned as the Chief Financial Officer of the Corporation. On April 29, 2021, Paul Ciullo became the Chief Financial Officer of the Corporation.

Compensation Securities Table

The following table discloses the particulars of share and option-based awards issued and/or granted to individuals in their roles as NEOs and directors for the financial year ended December 31, 2020:

Name and Position	Type of Compensation Security	Number of Compensation Security	Date of issue or grant	Exercise Price ($)	Closing price of underlying security on date of grant ($)	Closing price of underlying security at 2020 year end ($)	Compensation Security Expiration Date
Michel Amar Chief Executive Officer and Chairman	Options	250,000	February 14, 2020	0.96	0.60	0.99	February 14, 2025
Alec Amar President and Director	Options	250,000	February 14, 2020	0.96	0.60	0.99	February 14, 2025
Cindy Davis Chief Financial Officer	Options	25,000	February 14, 2020	0.96	0.60	0.99	February 14, 2025
Jon Williams Director	Options	150,000	February 14, 2020	0.96	0.60	0.99	February 14, 2025
Adam Rossman Director	Options	150,000	February 14, 2020	0.96	0.60	0.99	February 14, 2025
Manish Kshatriya Director	Options	150,000	February 14, 2020	0.96	0.60	0.99	February 14, 2025
Gerry Rotonda Director	Options	150,000	February 14, 2020	0.96	0.60	0.99	February 14, 2025
Gerard Guez Director	Options	150,000	February 14, 2020	0.96	0.60	0.99	February 14, 2025
Donald Christie Director	Options	150,000	February 14, 2020	0.96	0.60	0.99	February 14, 2025
Geoffrey Browne Director	Options	150,000	February 14, 2020	0.96	0.60	0.99	February 14, 2025

Exercise of Compensation Securities by NEOs and Directors

There were no compensation securities exercised by NEOs and directors during the fiscal year ended December 31, 2020.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information in respect of the Corporation’s equity compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated in accordance with all equity plans previously approved by the Shareholders and all equity plans not approved by Shareholders as at December 31, 2020:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders(1)	1,875,000	0.96	2,132,366	(1)
Equity compensation plans not approved by securityholders(2)	Nil	N/A	Nil
Total	1,875,000	0.96	2,132,366	(1)

Notes:

(1)	The Corporation’s only approved equity compensation plan is the Stock Option Plan, which is a 10% rolling stock option plan. The number of SV Shares that may be reserved for issuance pursuant to the Stock Option Plan at any given time is 10% of the outstanding Shares as at the date of grant of an Option under the Stock Option Plan.
(2)	On June 28, 2021, the Board approved the RSU Plan, pursuant to which a fixed maximum of 7,494,068 SV Shares may be reserved for issuance.

Employment, Consulting, and Management Agreements

Alec Amar

On January 24, 2021, the Corporation entered into a consulting agreement with Alec Amar pursuant to which Mr. Amar provides services as President of the Corporation in consideration of a rate of US$12,500 per month, which is equivalent to US$150,000 per year. Subject to the automatic extension provided for below, this agreement shall expire on January 1, 2022 (the “Initial Term”). Unless earlier terminated as hereinafter provided, the term of this Agreement shall be automatically extended on a monthly basis (such monthly periods referred to as “Additional Terms”) upon the expiration of the Initial Term or any Additional Terms, unless thirty days prior to the end of the Initial Term or any Additional Term, the Company or the Consultant shall have given written notice to the other stating that the term of this Agreement shall not be extended.

Cindy Davis

The Corporation paid Marrelli Support Services Inc. cash consideration in the amount of $40,491 for the financial year ended December 31, 2020 for the services provided by Ms. Davis in the role of Chief Financial Officer. Ms. Davis resigned as Chief Financial Officer of the Corporation and was replaced by Paul Ciullo effective April 29, 2021.

Paul Ciullo

On March 25, 2021, the Corporation entered into a consulting agreement with Paul Ciullo pursuant to which Mr. Ciullo provides services as Vice-President, Finance of the Corporation in consideration of (i) a salary of USD$5,000 per month in cash, for a maximum of twenty (20) hours services per month and (ii) 50,000 Options, exercisable to purchase 50,000 SV Shares at a price of CAD$2.50 per SV Share, expiring on March 25, 2026 and vesting as to one third immediately, one third on the first anniversary of the consulting agreement and one third on the second anniversary of the consulting agreement every twelve months. Mr. Ciullo became the Chief Financial Officer of the Corporation on April 29, 2021 and received a total of $nil from the Corporation for the financial year ended December 31, 2020.

Pension Plan Benefits, Termination and Change of Control Benefits

The Corporation has no pension or retirement plan. The Corporation has not provided compensation, monetary or otherwise to any person who now acts as a NEO of the Corporation, in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. Other than as may be provided pursuant to particular employment agreements, the Corporation is not party to any compensation plan or arrangement with NEOs resulting from the resignation, retirement or the termination of employment of any person.

Compensation Risk Considerations

The Board is responsible for considering, establishing and reviewing executive compensation programs, and whether the programs encourage unnecessary or excessive risk taking. The Corporation anticipates the programs will be balanced and will not motivate unnecessary or excessive risk taking. The Corporation does not currently have a policy that restricts directors or NEOs from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of TSXV funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of the Corporation, as of the date of hereof, no director or NEO of the Corporation has participated in the purchase of such financial instruments.

Base salaries, if any, are fixed in amount and do not encourage risk taking. While annual incentive awards will focus on the achievement of short-term or annual goals and short-term goals may encourage the taking of short-term risks at the expense of long-term results, the Corporation’s annual incentive award program will represent a small percentage of employees’ compensation opportunities.

Option awards are important to further align employees’ interests with those of the Shareholders. The ultimate value of the awards is tied to the price of the SV Shares and since awards are expected to be staggered and may be subject to long-term vesting schedules, they will help ensure that NEOs have significant value tied in long-term stock price performance.

Compensation of Directors

Pursuant to the Corporation’s articles, the Corporation may have a minimum of three and a maximum of ten directors. At the date of the Circular, the Corporation currently has nine (9) directors.

The Corporation regularly reviews the competitiveness of non-employee director compensation levels against the competitive marketplace. As at the date hereof, the Corporation does not pay its directors any fees or compensation other than expenses incurred. As a developing jewelry business, the Corporation has a small number of employees and relies extensively on the input and expertise of its non-employee directors. In its efforts to attract and retain experienced directors, the Corporation may choose to compensate directors partly with Options and/or RSUs, thereby conserving its cash resources and, equally importantly, aligning the directors’ incentives with the interests of the Shareholders by providing them with the opportunity to participate in the upside that results from their contributions. While other larger and/or established operating companies may place limits on non-employee director compensation to a maximum amount per director per year in order to satisfy external policies and proxy voting guidelines, the Corporation believes that some methodologies used to quantify the value of Options at the time of the grant (using an option pricing model that values Options based on a theoretical value at the time of grant) are not suited to calculating such a limit in the case of the Corporation. Because such methodologies typically incorporate stock volatility into the calculation of Option value, the volatility of the Corporation’s stock (compared with more established operating companies) can significantly inflate Option value. The result is that an Option grant in a given year could be valued well in excess of the proposed limits discussed above, even if the Option is out-of-the money on the date of grant. While the Corporation does not object to the principle of limiting non-employee director compensation, the Corporation believes that it is not currently at the right stage of its development to impose such limitations based on external, generalized criteria. Accordingly, the Corporation intends to continue to evaluate grants of Options and/or RSUs to non-employee directors on a case-by-case basis, making grants based on the contributions of such non-employee directors to the Corporation and having regard to the levels of compensation offered by companies in analogous stages of development.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or proposed directors or officers of the Corporation, nor any affiliate or associate of the current or proposed directors or officers of the Corporation, is or was indebted to the Corporation (or to another entity which is the subject of a guarantee support agreement, letter of credit, or other similar arrangement or undertaking provided by the Corporation) since the beginning of the most recently completed financial year.

AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Corporation’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas. The current members of the Audit Committee are Donald Christie (Chair), Alec Amar and Adam Rossman. The members of the proposed Audit Committee are each “independent” directors as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”), except for Alec Amar, who is an officer of the Corporation.

Each member of the current and proposed Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Corporation’s financial statements. The full text of the charter of the Audit Committee (the “Audit Committee Charter”) is attached as Schedule “A”.

Relevant Education and Experience

The relevant education and experience of each of the members of the proposed and current Audit Committee is as follows:

Name of Member	Education	Experience

Donald Christie	B.Comm.	Mr. Christie is the CEO, President and a director of Rockcliff Metals Corporation. Mr. Christie is also CFO and a director of TSXV-listed Nevada Zinc Corporation and Chairman of the Audit Committee of Northern Graphite Corporation. Mr. Christie holds a Bachelor of Commerce Honours degree from Queen’s University and received his Chartered Accountant designation while working for PricewaterhouseCoopers LLP.

Alec Amar	B.A.	Mr. Amar is the President of Bit.Management, LLC (2018 to present).

Adam Rossman	B.A., M.A., J.D.	Mr. Rossman is a business and real estate attorney. He is a member of the California Bar since 1995. Mr. Rossman has handled transactions throughout the United States relating to commercial real estate and trademark licensing.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Corporation.

External Auditor Service Fees

The following table provides details in respect of audit, audit related, tax and other fees billed by the Corporation’s external auditor during the fiscal year ended December 31, 2020.

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2020	$11,393	$nil	$nil	$895

Notes:

(1)	Aggregate fees billed for professional services rendered by the auditor for the audit of the Corporation’s annual financial statements.
(2)	Aggregate fees billed for professional services rendered by the auditor and consisted primarily of file quality review fees and fees for the review of quarterly financial statements and related documents.

(3)	Aggregate fees billed for tax compliance, tax advice and tax planning professional services. These services included reviewing tax returns and assisting in responses to government tax authorities.
(4)	No other fees were billed by the auditor of the Corporation other than those listed in the other columns.

Exemption

Since the Corporation is a “venture issuer” pursuant to NI 52-110 (its securities are not listed or quoted on any of the TSX, a market in the U.S., or a market outside of Canada and the U.S.), it is exempt from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

CORPORATE GOVERNANCE

National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Administrators sets out a series of guidelines for effective corporate governance (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of the Corporation’s approach to corporate governance in relation to the Guidelines.

Board of Directors

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.

The Board is currently comprised of nine (9) members, seven (7) of whom the Board has determined to be “independent directors” within the meaning of NI 58-101. Jon Williams, Adam Rossman, Manish Kshatriya, Gerry Rotonda, Gerard Guez, Donald Christie and Geoffrey Browne are considered independent directors within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with the Corporation. The basis for this determination is that, since the date of incorporation of the Corporation, none of the independent directors have worked for the Corporation, received remuneration from the Corporation or had material contracts with or material interests in the Corporation which could interfere with their ability to act with a view to the best interests of the Corporation. Michel Amar and Alec Amar are not considered independent directors because they are officers of the Corporation.

Assuming Shareholders elect the five (5) directors nominated at the Meeting, the Board will have three (3) independent directors, Adam Rossman, Manish Kshatriya and Donald Christie.

The Board functions independently of management. To enhance its ability to act independent of management, the Board may in the future meet in the absence of members of management or may excuse such persons from all or a portion of any meeting where an actual or potential conflict of interest arises or where the Board otherwise determines is appropriate.

Directorships

Certain of the directors and proposed directors of the Corporation are also current directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other reporting issuer (or equivalent in a foreign jurisdiction)	Trading Market
	Nevada Zinc Corporation	TSXV
Donald Christie	Northern Graphite Corporation	TSXV
	Rockcliff Metals Corporation	CSE

Orientation and Continuing Education

While the Corporation currently has no formal orientation and education program for new Board members, it is expected that sufficient information (such as recent financial statements, technical reports and various other operating, property and budget reports) will be provided to all new Board members to ensure that new directors are familiarized with the Corporation’s business and the procedures of the Board. In addition, new directors will be encouraged to visit and meet with management on a regular basis. The Corporation will also encourage continuing education of its directors and officers where appropriate in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Corporation. The Board’s continuing education will also consist of correspondence with the Corporation’s legal counsel to remain up to date with developments in relevant corporate and securities law matters.

Ethical Business Conduct

The fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest will ensure that the Board operates independently of management and in the best interests of the Corporation.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, as some of the directors and proposed directors of the Corporation also serve as directors and officers of other companies engaged in similar business activities, directors must comply with the conflict of interest provisions of the OBCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest.

Any interested director will be required to declare the nature and extent of his or her interest and will not be entitled to vote at meetings of directors at which matters that give rise to such a conflict of interest are considered.

Board Committees

The Board has one standing committee, being the Audit Committee. The members of the Audit Committee are in this Circular under the heading “Audit Committee” above. The Board has adopted the Audit Committee Charter, which is attached as Schedule “A” to this Circular.

Audit Committee

The current and proposed Audit Committee is comprised of a majority of directors who are not executive officers, employees, or control persons of the Corporation or any of its affiliates, and who are considered to be financially literate in accordance with applicable securities laws.

Assessments

The Board will consider the performance of the directors and committee performance from time to time, as required.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the Corporation’s incorporation, no director, executive officer, or Shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of either the outstanding SV Shares or the PV Shares, or any known associates or affiliates or such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation, other than as described below:

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person or a company other than the directors or executive officers of the Corporation.

ADDITIONAL INFORMATION

The Corporation will provide to any shareholder, upon written request to the Corporate Secretary or Chairman of the Corporation at 18 King St. E, Suite 902, Toronto, ON M5C 1C4, telephone: 1-818-280-9758, a copy of:

(a)	the audited financial statements of the Corporation for its most recently completed financial period, together with the management’s discussion and analysis of such financial results and the auditor’s report thereon, and one copy of any interim financial statements subsequent to the financial statements of the Corporation that have been filed for any period after the end of its most recently completed financial period; and

(b)	this Circular.

The Meeting Materials and additional information relating to the Corporation will be available on SEDAR at www.sedar.com and on the Corporation’s website at https://digihost.ca/investors/. Financial information about the Corporation may be found in the Corporation’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial period.

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

DATED this 28th day of June, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Michel Amar”

Michel Amar
Chief Executive Officer and Chairman

SCHEDULE “A” DIGIHOST TECHNOLOGY INC. (the “Corporation”)

AUDIT COMMITTEE CHARTER

MANDATE

The Audit Committee (hereinafter referred to as the “Audit Committee”) shall i) assist the Board of Directors in its oversight role with respect to the quality and integrity of the financial information; ii) assess the effectiveness of the Corporation’s risk management and compliance practices; iii) assess the independent auditor’s performance, qualifications and independence; iv) assess the performance of the Corporation’s internal audit function; v) ensure the Corporation’s compliance with legal and regulatory requirements, and vi) prepare such reports of the Committee required to be included in any Management Information Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

STRUCTURE AND OPERATIONS

The committee shall be composed of not less than three Directors. A majority of the members of the Committee shall not be an Officer or employee of the Corporation. All members shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each member of the Committee shall be financially literate as such qualification is interpreted by the Board of Directors in its business judgment.

Members of the Committee shall be appointed or reappointed at the annual meeting of the Corporation and in the normal course of business will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a Director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Board of Directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the annual meeting of the Corporation a Chairman among their number. The Chairman shall not be a former Officer of the Corporation. Such Chairman shall serve as a liaison between members and senior management. The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

(a)	a quorum for meetings shall be at least three members;

(b)	the Committee shall meet at least quarterly;

(c)	notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

(d)	a resolution in writing signed by all directors entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

The Committee shall report to the Board of Directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other designated member of the Committee.

SPECIFIC DUTIES

Oversight of the Independent Auditor

●	Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between Management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Committee.

●	Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.

●	Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor's engagement with the Corporation, and (ii) considering whether the auditor's quality controls are adequate and the provision of permitted non -audit services is compatible with maintaining the auditor's independence.

●	Obtain and review a report from the independent auditor at least annually regarding: the independent auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Corporation.

●	Review and discuss with Management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

●	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

●	Review as necessary policies for the Corporation's hiring of employees or former employees of the independent auditor.

Financial Reporting

●	Review and discuss with Management and the independent auditor the annual audited financial statements prior to the publication of earnings.

●	Review and discuss with Management the Corporation's annual and quarterly disclosures made in Management's Discussion and Analysis. The Committee shall approve any reports for inclusion in the Corporation's Annual Report, as required by applicable legislation.

●	Review and discuss with Management and the independent auditor management's report on its assessment of internal controls over financial reporting and the independent auditor's attestation report on management's assessment.

●	Review and discuss with Management the Corporation's quarterly financial statements prior to the publication of earnings.

●	Review and discuss with Management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Corporation's financial statements, including any significant changes in the Corporation's selection or application of accounting principles, any major issues as to the adequacy of the Corporation's internal controls and any special steps adopted in light of material control deficiencies.

●	Review and discuss with Management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and Management, such as any management letter or schedule of unadjusted differences.

●	Discuss with the independent auditor at least annually any “Management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Corporation.

●	Review and discuss with Management and the independent auditor at least annually any significant changes to the Corporation's accounting principles and practices suggested by the independent auditor, internal audit personnel or Management.

●	Discuss with Management the Corporation's earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

●	Review and discuss with Management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements.

●	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

●	Review disclosures made by the Corporation's Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Corporation's internal controls.

●	Discuss with the Corporation's General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Corporation or any of its subsidiaries from regulators or governmental agencies.

Oversight of Risk Management

●	Review and approve periodically Management's risk philosophy and risk management policies.

●	Review with Management at least annually reports demonstrating compliance with risk management policies.

●	Review with Management the quality and competence of Management appointed to administer risk management policies.

●	Review reports from the independent auditor at least annually relating to the adequacy of the Corporation's risk management practices together with Management's responses.

●	Discuss with Management at least annually the Corporation's major financial risk exposures and the steps Management has taken to monitor and control such exposures, including the Corporation's risk assessment and risk management policies.

Oversight of Regulatory Compliance

●	Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

●	Discuss with Management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation's financial statements or accounting.

●	Meet with the Corporation's regulators, according to applicable law.

●	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

FUNDING FOR THE INDEPENDENT AUDITOR AND RETENTION OF OTHER INDEPENDENT ADVISORS

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall also have the authority to retain such other independent advisors as it may from time to time deem necessary or advisable for its purposes and the payment of compensation therefore shall also be funded by the Corporation.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

1.	The Corporation shall inform employees on the Corporation’s intranet, if there is one, or via a newsletter or e- mail that is disseminated to all employees at least annually, of the officer (the “Complaints Officer”) designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

2.	The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employees making complaints or submissions shall be kept confidential and shall only be communicated to the Committee or the Chair of the Committee.

3.	The Complaints Officer shall be informed that he or she must report to the Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Corporation.

4.	Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

5.	The Complaints Officer shall retain a record of a complaint or submission received for a period o f six years following resolution of the complaint or submission.

Procedures for Approval of Non-Audit Services

1.	The Corporation’s external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

(a)	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

(g)	human resources;

(h)	broker or dealer, investment adviser or investment banking services;

(i)	legal services;

(j)	expert services unrelated to the audit; and

(k)	any other service that the Canadian Public Accountability Board determines is impermissible.

2.	In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non- audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

3.	The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

SCHEDULE “B” DIGIHOST TECHNOLOGY INC. (the “Corporation”)

RESTRICTED SHARE UNIT INCENTIVE PLAN

DIGIHOST TECHNOLOGY INC.

RESTRICTED SHARE UNIT INCENTIVE PLAN

Digihost Technology Inc., a corporation incorporated under the laws of British Columbia (the “Company”), sets forth herein the terms of its Restricted Share Unit Incentive Plan (the “Plan”), as follows:

1.	PURPOSE

The Plan is intended to enhance the Company’s and its Affiliates’ (as defined herein) ability to attract and retain highly qualified officers, directors, key employees, consultants and other persons, and to motivate such officers, directors, key employees, consultants and other persons to serve the Company and its Affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the Plan provides for the grant of restricted share units. Any of these awards of restricted share units may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms hereof (as such performance goals are specified in the Award Agreement).

2.	DEFINITIONS

For purposes of interpreting the Plan and related documents (including Award Agreements), the following definitions shall apply:

2.1 “Affiliate” means, with respect to the Company, any person or company if it is a Subsidiary entity of the other or if both are Subsidiary entities of the same person or company within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions.

2.2 “Award” means a grant of Restricted Share Units under the Plan.

2.3 “Award Agreement” means the written agreement between the Company and a Grantee that evidences and sets out the terms and conditions of an Award.

2.4 “Board” means the Board of Directors of the Company.

2.5 “Cause” means, as determined by the Board and unless otherwise provided in an applicable agreement with the Company or an Affiliate, (i) gross negligence or willful misconduct in connection with the performance of duties; (ii) conviction of a criminal offense; or (iii) material breach of any term of any employment, consulting or other services, confidentiality, intellectual property or non-competition agreements, if any, between the Service Provider and the Company or an Affiliate.

2.6 “Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(i)	any transaction (other than a transaction described in clause (iii) below) pursuant to which any Person or group of Persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Company representing 50% or more of the aggregate voting power of all of the Company’s then issued and outstanding securities entitled to vote in the election of directors of the Company, other than any such acquisition that occurs upon the exercise or settlement of options or other securities granted by the Company under any of the Company’s equity incentive plans;

(ii)	there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Company immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii)	the sale, lease, exchange, license or other disposition of all or substantially all of the Company’s assets to a Person other than a Person that was an Affiliate of the Company at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than 50% of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Company in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, exchange, license or other disposition;

(iv)	the passing of a resolution by the Board or shareholders of the Company to substantially liquidate the assets of the Company or wind up the Company’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Company in circumstances where the business of the Company is continued and the shareholdings remain substantially the same following the re-arrangement); or

(v)	individuals who, on the Effective Date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board;

2.7 “Class A Shares” means the superior voting shares in the capital of the Company;

2.8 “Class B Shares” means the subordinate voting shares in the capital of the Company;

2.9 “Committee” means the Compensation committee of the Board, and designated from time to time by resolution of, the Board, which shall be constituted as provided in Section 3.2.

2.10 “Company” means Digihost Technology Inc.

2.11 “Consultant” means, in relation to the Company, an individual (other than an Employee or a Director of the Issuer) or company that:

(a)	is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an Affiliate of the Company, other than services provided in relation to a distribution;

(b)	provides the services under a written contract between the Company or the Affiliate and the individual or the company, as the case may be;

(i)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate of the Company; and

(ii)	has a relationship with the Company or an Affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

2.12 “Director” means a director, senior officer or Management Company Employee of the Company.

2.13 “Effective Date” means June 28, 2021, the date the Plan is approved by the Board.

2.14 “Employee” means:

(a)	an individual who is considered an employee of the Company or its Subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and CPP deductions must be made at source);

(b)	an individual who works full-time for the Company or its Subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(c)	an individual who works for the Company or its Subsidiary on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source.

2.15 “Fair Market Value” means the value of a Share, determined as follows: if on the Grant Date or other determination date the Class B Shares are listed on the TSX Venture Exchange or another established national or regional stock exchange or is publicly traded on an established securities market, the Fair Market Value of the Company’s Class B Shares shall be the closing price of the Class B Shares on such exchange or in such market (if there is more than one such exchange or market the Board shall determine the appropriate exchange or market) on the Grant Date or such other determination date (or if there is no such reported closing price, the Fair Market Value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day) or, if no sale of Class B Shares is reported for such trading day, on the next preceding day on which any sale shall have been reported. If the Class B Shares are not listed on such an exchange, quoted on such system or traded on such a market, Fair Market Value shall be the value of a Class B Share as determined by the Board in good faith.

2.16 “GAAP” means, at any time, accounting principles generally accepted in Canada applying IFRS, including those set out in the Handbook of the Chartered Professional Accountants of Canada, at the relevant time applied on a consistent basis.

2.17 “Grant Date” means, as determined by the Board, the latest to occur of (i) the date as of which the Board approves an Award, (ii) the date on which the recipient of an Award first becomes eligible to receive an Award under Section 6 hereof, or (iii) such other date as may be specified by the Board.

2.18 “Grantee” means a person who receives or holds an Award under the Plan.

2.19 “IFRS” means International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time.

2.20 “Management Company Employee” means an individual employed by a person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in investor relations activities.

2.21 “Outside Director” means a member of the Board who is not an officer or employee of the Company.

2.22 “Plan” means this Digihost Technology Inc. Restricted Share Unit Incentive Plan.

2.23 “Restricted Share Unit” or “RSU” means a bookkeeping entry representing the right to receive one Share, subject to the restrictions and vesting provisions provided herein, and awarded to a Grantee pursuant to Section 8 hereof.

2.24 “Securities Act” means the Securities Act (Ontario), as now in effect or as hereafter amended.

2.25 “Service” means service of a Service Provider to the Company or an Affiliate. Unless otherwise stated in the applicable Award Agreement, a Grantee’s change in position or duties shall not result in interrupted or terminated Service, so long as such Grantee continues to be a Service Provider to the Company or an Affiliate. Subject to the preceding sentence, whether a termination of Service shall have occurred for purposes of the Plan shall be determined by the Board, which determination shall be final, binding and conclusive.

2.26 “Service Provider” means an Employee, Director, or Consultant of the Company or its Subsidiary.

2.27 “Shares” means the Class A Shares and Class B Shares in the capital of the Company.

2.28 “Subsidiary” means any “subsidiary entity” of the Company within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions.

3.	ADMINISTRATION OF THE PLAN

3.1	Board

The Board shall have such powers and authorities related to the administration of the Plan as are consistent with the Company’s articles and applicable law. The Board shall have full power and authority to take all actions and to make all determinations required or provided for under the Plan, any Award or any Award Agreement, and shall have full power and authority to take all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of the Plan that the Board deems to be necessary or appropriate to the administration of the Plan, any Award or any Award Agreement. All such actions and determinations shall be by the affirmative vote of a majority of the members of the Board present at a meeting or by unanimous consent of the Board executed in writing in accordance with the Company’s articles and applicable law. The interpretation and construction by the Board of any provision of the Plan, any Award or any Award Agreement shall be final, binding and conclusive.

3.2	Committee

The Board from time to time may delegate to the Committee such powers and authorities related to the administration and implementation of the Plan, as set forth in Section 3.1 above and other applicable provisions, as the Board shall determine, other than the Board’s power and authority to grant awards or to issue Class B Shares to Grantees upon the vesting of an Award, consistent with the articles of the Company and applicable law.

(i) Except as provided in Subsection (ii) and except as the Board may otherwise determine, the Committee, if any, appointed by the Board to administer the Plan shall consist of two or more Outside Directors of the Company who meet such requirements as may be established from time to time by the securities regulatory authorities for such incentive plans and who comply with the independence requirements of applicable securities regulatory policies.

(ii) The Board may also appoint one or more separate committees of the Board, each composed of one or more directors of the Company who need not be Outside Directors, who may administer the Plan and may determine all terms of such Awards.

Notwithstanding the foregoing, the Board may not delegate its authority to grant Awards or to issue Class B Shares to Grantees upon the vesting of an Award.

In the event that the Plan, any Award or any Award Agreement entered into hereunder provides for any action to be taken by or determination to be made by the Board, such action may be taken or such determination may be made by the Committee if the power and authority to do so has been delegated to the Committee by the Board as provided for in this Section. Unless otherwise expressly determined by the Board, any such action or determination by the Committee shall be final, binding and conclusive. To the extent permitted by law, the Committee may delegate its authority under the Plan to a member of the Board.

3.3	Terms of Awards

Subject to the other terms and conditions of the Plan, the Board shall have full and final authority to:

(i)	designate Grantees;

(ii)	determine the number of Class B Shares to be subject to an Award;

(iii)	establish the terms and conditions of each Award (including, but not limited to, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting or forfeiture of an Award and any other terms or conditions);

(iv)	prescribe the form of each Award Agreement evidencing an Award;

(iv)	establish performance criteria; and

(v)	amend, modify, or supplement the terms of any outstanding Award. Such authority specifically includes the authority, in order to effectuate the purposes of the Plan but without amending the Plan, to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside Canada to recognize differences in local law, tax policy, or custom.

As a condition to any subsequent Award, the Board shall have the right, at its discretion, to require Grantees to return to the Company Awards previously made under the Plan. Subject to the terms and conditions of the Plan, any such new Award shall be upon such terms and conditions as are specified by the Board at the time the new Award is made. The Board shall have the right, in its discretion, to make Awards in substitution or exchange for any other award under another plan of the Company, any Affiliate, or any business entity to be acquired by the Company or an Affiliate. The Company may retain the right in an Award Agreement to cause a forfeiture of the gain realized by a Grantee on account of actions taken by the Grantee in violation or breach of or in conflict with any employment agreement, non- competition agreement, any agreement prohibiting solicitation of employees or clients of the Company or any Affiliate thereof or any confidentiality obligation with respect to the Company or any Affiliate thereof or otherwise in competition with the Company or any Affiliate thereof, to the extent specified in such Award Agreement applicable to the Grantee. Furthermore, the Company may, within 30 days, annul an Award if the Grantee is an employee of the Company or an Affiliate thereof and is terminated for Cause. The grant of any Award shall be contingent upon the Grantee executing the appropriate Award Agreement.

3.4	No Liability

No member of the Board or of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award or Award Agreement.

3.5	Book Entry

Notwithstanding any other provision of this Plan to the contrary, the Company may elect to satisfy any requirement under this Plan for the delivery of share certificates through the use of book-entry.

4.	SHARES SUBJECT TO THE PLAN

The Class B Shares issued or to be issued under the Plan shall be authorized but unissued shares. Subject to adjustment as provided in Section 11 hereof, the maximum number of Class B Shares available for issuance under the Plan shall be 7,494,068. The number of Class B Shares issued or to be issued under the Plan and all other security based compensation arrangements, at any time, shall not exceed 20% of the total number of the issued and outstanding Shares. If any Class B Shares covered by an Award are forfeited, or if an Award terminates without delivery of any Class B Shares subject thereto, then the number of Class B Shares counted against the aggregate number of Class B Shares available under the Plan with respect to such Award shall, to the extent of any such forfeiture or termination, again be available for making Awards under the Plan. The Board shall have the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions. The number of Class B Shares reserved pursuant to this Section 4 may be increased by the corresponding number of Awards assumed and, in the case of a substitution, by the net increase in the number of Class B Shares subject to Awards before and after the substitution.

Notwithstanding the foregoing:

(i)	the number of securities issuable to insiders of the Company under all security-based compensation arrangements, including the Plan, at any time, cannot exceed 10% of the issued and outstanding Shares;

(ii)	the number of securities issued to insiders of the Company pursuant to such arrangements, within any one-year period, cannot exceed 10% of the issued and outstanding Shares;

(iii)	the number of Class B Shares issuable to any one Service Provider or other individual pursuant to an Award within any one-year period, cannot exceed 1% of the issued and outstanding Shares;

(iv)	the aggregate number of Class B Shares issuable to all Service Providers pursuant to Awards within any one-year period, cannot exceed 2% of the issued and outstanding Shares; and

(v)	the annual grant of Awards under this Plan to any one Non-Employee Director shall not exceed $150,000 in value excluding any one time sign on awards or equity granted in lieu of cash retainers.

5.	EFFECTIVE DATE, DURATION AND AMENDMENTS

5.1	Effective Date

The Plan shall be effective as of the Effective Date, subject to approval of the Plan by the Company’s shareholders within one year of the Effective Date. Upon approval of the Plan by the shareholders of the Company as set forth above, all Awards made under the Plan on or after the Effective Date shall be fully effective as if the shareholders of the Company had approved the Plan on the Effective Date. If the shareholders fail to approve the Plan within one year after the Effective Date, any Awards made hereunder shall be null and void and of no effect.

5.2	Term

The Plan shall terminate automatically ten (10) years after the Effective Date and may be terminated on any earlier date or extended as provided in Section 5.3.

5.3	Amendment and Termination of the Plan

i.	The Board may suspend or terminate the Plan at any time, or from time to time amend or revise the terms of the Plan or any granted Award without the consent of the Participants provided that such suspension, termination, amendment or revision shall:

(a)	not adversely alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Plan;

(b)	be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Company, the TSXV, or any other regulatory body having authority over the Company; and

(c)	be subject to shareholder approval, where required by law or the requirements of the TSXV provided that the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Company make the following amendments to this Plan:

(i)	any amendment to the vesting provision, if applicable, or assignability provisions of the Awards;

(ii)	any amendment regarding the effect of termination of a Participant’s employment or engagement;

(iii)	any amendment which accelerates the date on which any RSU may vest under the Plan;

(iv)	any amendment necessary to comply with applicable law or the requirements of the TSXV or any other regulatory body;

(v)	any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan;

(vi)	any amendment regarding the administration of the Plan;

(vii)	any amendment to add provisions permitting the grant of Awards settled otherwise than with Class B Shares issued from treasury, a form of financial assistance or clawback, and any amendment to a provision permitting the grant of Awards settled otherwise than with Class B Shares issued from treasury, a form of financial assistance or clawback which is adopted; and

(viii)	any other amendment that does not require the approval of the shareholders of the Company under Section 5.3(ii).

ii.	Notwithstanding Section 5.3(iii)., the Board shall be required to obtain shareholder approval to make the following amendments:

(a)	any increase to the maximum number of Class B Shares issuable under the Plan, except in the event of an adjustment pursuant to Article 11

(b)	any amendment which extends the Restriction Period of any RSU beyond the original expiry date or Restriction Period [to the extent such amendment benefits a Grantee];

(c)	any amendment which increases the maximum number of Class B Shares that may be (i) issuable to Grantees at any time; or (ii) issued to Grantees under the Plan and any other proposed or established Share Compensation Arrangement in a one-year period, except in case of an adjustment pursuant to Article 11; and

(d)	any amendment to the amendment provisions of the Plan;

provided that Class B Shares held directly or indirectly by Grantees benefiting from the amendments shall be excluded when obtaining such shareholder approval.

6.	AWARD ELIGIBILITY AND LIMITATIONS

6.1	Service Providers

Subject to this Section 6, Awards may be made under the Plan to any Service Provider, as the Board shall determine and designate from time to time. The Company and the Grantee of Restricted Share Units are responsible for ensuring and confirming that the Grantee of Restricted Share Units is a bona fide Service Provider.

6.2	Investor Relations Activities

Persons providing investor relations activities to the Company shall not be eligible to receive any Restricted Share Units under the Plan.

6.3	Successive Awards

An eligible person may receive more than one Award, subject to such restrictions as are provided herein.

7.	AWARD AGREEMENT

Each Award granted pursuant to the Plan shall be evidenced by an Award Agreement, in such form or forms as the Board shall from time to time determine. Award Agreements granted from time to time or at the same time need not contain similar provisions but shall be consistent with the terms of the Plan.

8.	TERMS AND CONDITIONS OF RESTRICTED SHARE UNITS

8.1	Grant of Restricted Share Units

Awards shall be in the form of Restricted Share Units. Subject to the restrictions and vesting provisions provided in Section 8.2, each RSU shall entitle the Grantee to receive one Class B Share.

8.2	Restrictions and Vesting

At the time a grant of Restricted Share Units is made, the Board may, in its sole discretion, establish a period of time (a “Vesting Period”) applicable to such Restricted Share Units. Each Award of Restricted Share Units may be subject to a different Vesting Period. The Board may, in its sole discretion, at the time a grant of Restricted Share Units is made, prescribe restrictions in addition to or other than the expiration of the Vesting Period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the Restricted Share Units in accordance with Section 9.1. Notwithstanding the foregoing, (i) Restricted Share Units shall vest in full from a period beginning on the Grant Date to the date which is not later than three (3) years from the Grant Date; (ii) Restricted Share Units for which vesting may be accelerated by achieving performance targets shall vest in full from a period beginning on the Grant Date to the date which is not later than three (3) years from the Grant Date; and, (iii) at the election of an Outside Director at the time the Award is granted, Restricted Share Units may vest in full from a period beginning on the Grant Date to the date which is not later than three (3) years from the Grant Date, and (b) if no election is made, upon the earlier of a Change of Control in accordance with Section 11.2 or his or her resignation from the Board.

Restricted Share Units may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of (other than to the Grantee’s beneficiary or estate, as the case may be, upon the death of the Grantee) during the Vesting Period.

Upon the death of a Grantee, any RSUs granted to such Grantee which, prior to the Grantee’s death, have not vested, will immediately vest and the Grantee’s estate shall be entitled to receive payment in accordance with Section 8.6 hereof.

8.3	Restricted Share Unit Accounts

An account will be maintained by the Secretary of the Company, or such other officer of the Company as the Board may designate, in the name and for the benefit of the Grantee, in which will be recorded the number of RSUs granted to the Grantee, the Grant Date and expiry date of the RSUs.

8.4	Rights of Holders of Restricted Share Units

(a)	Voting and Dividend Rights

Grantees of Restricted Share Units shall have no rights as shareholders of the Company. The Board may provide in an Award Agreement evidencing a grant of Restricted Share Units that the Grantee shall be entitled to receive, upon the Company’s payment of a cash dividend on its outstanding Class B Shares, a cash payment for each Restricted Share Unit granted equal to the per-share dividend paid on the outstanding Class B Shares. Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Restricted Share Units at a price per unit equal to the Fair Market Value of the Class B Shares on the date that such dividend is paid.

(b)	Creditor’s Rights

A Grantee shall have no rights other than those of a general creditor of the Company. Restricted Share Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Agreement.

8.5	Termination of Service

Unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, subject to prior TSX Venture Exchange approval, upon the termination of a Grantee’s Service, any Restricted Share Units granted to a Grantee that have not vested and will not vest within 30 days from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of Restricted Share Units, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to receive dividends with respect to the Restricted Share Units.

8.6	Cash Payment or Delivery of Shares

Upon the expiration or termination of the Vesting Period and the satisfaction of any other restrictions prescribed by the Board, the Restricted Share Units shall vest and shall be settled in either cash or Class B Shares, as the Committee may so determine, unless otherwise provided in the Award Agreement.

A cash payment shall be in the amount equal to the “Market Price” per share as defined in the policies of the applicable stock exchange as the trading day prior to the date of vesting, and certified funds shall be paid for the Restricted Share Units valued at the Market Price. A Class B Share payment shall be for Class B Shares issued by the Company from treasury and a share certificate for that number of Class B Shares equal to the number of vested RSUs shall be free of all restrictions. The cash payment or Class B Shares shall be delivered to the Grantee or the Grantee’s beneficiary or estate, as the case may be.

The Committee shall specify the circumstances in which Awards shall be made or forfeited in the event of termination of Service by the Grantee prior to vesting.

8.7	Exchange Hold Period

If the Award is granted to a director, officer, promoter or other insider of the Company, then the Award will bear an Exchange Hold Period (as defined in TSX Venture Exchange Policies), and the following legend will be inserted onto the first page of the Award Agreement:

Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the Class B Shares represented by this agreement when vested and issued thereunder may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until ♦, 20♦, [i.e., four months and one day after the date of Award grant].

9.	TERMS AND CONDITIONS OF AWARDS

9.1	Performance Conditions

The granting and vesting of RSUs may be subject to such performance conditions as may be specified by the Board in the Award Agreement. The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce the amounts payable under any Award subject to performance conditions.

9.2	Performance Goals Generally

The performance goals for Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 9.1. Performance goals shall be objective and shall otherwise meet the requirements that the level or levels of performance targeted by the Committee result in the achievement of performance goals being “substantially uncertain”. The Committee may determine that Awards shall vest upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to the vesting of an Award. Performance goals may differ for Awards granted to any one Grantee or to different Grantees.

9.3	Business Criteria

The Board, in its sole discretion, may establish business criteria for the purpose of establishing performance goals in accordance with Section 9.1, including but not limited to, one or more of the following business criteria for the Company, on a consolidated basis, and/or specified Subsidiaries or business units of the Company (except with respect to the total shareholder return and earnings per share criteria): (1) total shareholder return; (2) such total shareholder return as compared to total return (on a comparable basis) to a peer group of similar publicly available companies or of a publicly available index such as, but not limited to, the S&P/TSX Composite Index; (3) past service to the Company; (4) net income; (5) pre-tax earnings; (6) earnings before interest expense, taxes, depreciation and amortization; (7) pre- tax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (8) operating margin; (9) earnings per share; (10) return on equity; (11) return on capital; (12) return on investment; (13) operating earnings; (14) working capital; (15) ratio of debt to shareholders’ equity; (16) revenue; and (17) free cash flow and free cash flow per share (18) project completion milestones. Business criteria may be measured on an absolute basis or on a relative basis (i.e., performance relative to peer companies) and on a GAAP or non-GAAP basis.

9.4	Timing For Establishing Performance Goals

Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Awards, or at such other date as may be determined by the Board.

9.5	Written Determinations

All determinations by the Committee as to the establishment of performance goals, the amount of any Award and as to the achievement of performance goals relating to Awards, and the amount of any final Awards, shall be made in writing.

10.	REQUIREMENTS OF LAW

10.1	General

The Plan shall comply with the provisions of any applicable law or regulation of any governmental authority, including without limitation any federal, state or provincial securities laws or regulations and the requirements of any stock exchange having jurisdiction. The failure to comply with such laws or regulations, including without limitation the Securities Act, may result in a termination of the Plan and/or the forfeiture of previously granted RSUs.

11.	EFFECT OF CHANGES IN CAPITALIZATION

11.1	Changes in Shares

If the number of outstanding Shares is increased or decreased or the Class B Shares are changed into or exchanged for a different number or kind of shares or other securities of the Company on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company occurring after the Effective Date, the number and kinds of shares for which Awards may be made under the Plan shall be adjusted proportionately and accordingly by the Company. In addition, the number and kind of shares for which Awards are outstanding shall be adjusted proportionately and accordingly so that the proportionate interest of the Grantee immediately following such event shall, to the extent practicable, be the same as immediately before such event. Notwithstanding the foregoing, in the event of any distribution to the Company’s shareholders of securities of any other entity or other assets (including an extraordinary cash dividend but excluding a non-extraordinary dividend payable in cash or in shares of the Company) without receipt of consideration by the Company, the Company may, in such manner as the Company deems appropriate, adjust the number and kind of shares subject to outstanding Awards.

11.2	Change of Control

If the Company completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control a Grantee who was also an officer or employee of, or Consultant to, the Company prior to the Change of Control has their position, employment or consulting agreement terminated, or the Participant is constructively dismissed, then all unvested Awards shall immediately vest and be settled.

11.3	Adjustments

Adjustments under Section 11.1 relating to Shares or securities of the Company shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. No fractional shares or other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole Class B Share. The Board may provide in the Award Agreement at the time of grant, or any time thereafter with the consent of the Grantee, for different provisions to apply to an Award in place of those described in Sections 11.1 and 11.3.

11.4	No Limitations on Company

The making of Awards pursuant to the Plan shall not affect or limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure or to merge, consolidate, dissolve, or liquidate, or to sell or transfer all or any part of its business or assets.

12.	GENERAL PROVISIONS

12.1	Disclaimer of Rights

No provision in the Plan or in any Award or Award Agreement shall be construed to confer upon any individual the right to remain in the employ or service of the Company or any Affiliate, or to interfere in any way with any contractual or other right or authority of the Company either to increase or decrease the compensation or other payments to any individual at any time, or to terminate any employment or other relationship between any individual and the Company. In addition, notwithstanding anything contained in the Plan to the contrary, unless otherwise stated in the applicable Award Agreement, no Award granted under the Plan shall be affected by any change of duties or position of the Grantee, so long as such Grantee continues to be a director, officer, consultant or employee of the Company or an Affiliate. The obligation of the Company to issue Class B Shares or pay any benefits pursuant to this Plan shall be interpreted as a contractual obligation only in respect of those amounts described herein, in the manner and under the conditions prescribed herein. The Plan shall in no way be interpreted to require the Company to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to any Grantee or beneficiary under the terms of the Plan.

12.2	Nonexclusivity of the Plan

Neither the adoption of the Plan nor the submission of the Plan to the shareholders of the Company for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Board in its discretion determines desirable.

12.3	Withholding Taxes

The Company or an Affiliate, as the case may be, shall have the right to deduct from payments of any kind otherwise due to a Grantee any federal, provincial, state, or local taxes of any kind required by law to be withheld with respect to the vesting of an Award or upon the issuance of any Class B Shares upon the vesting of an Award. At the time of such vesting, lapse, or exercise, the Grantee shall pay to the Company or the Affiliate, as the case may be, any amount that the Company or the Affiliate may reasonably determine to be necessary to satisfy such withholding obligation.

12.4	Captions

The use of captions in this Plan or any Award Agreement is for the convenience of reference only and shall not affect the meaning of any provision of the Plan or such Award Agreement.

12.5	Other Provisions

Each Award granted under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Board, in its sole discretion.

12.6	Number and Gender

With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, etc., as the context requires.

12.7	Severability

If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

12.8	Governing Law

The validity and construction of this Plan and the instruments evidencing the Award hereunder shall be governed by the laws of the Province of Ontario, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan and the instruments evidencing the Awards granted hereunder to the substantive laws of any other jurisdiction.

12.9	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Class B Shares issued in accordance with the provisions of the Plan.

12.10	Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of this Plan shall govern.

12.11	Time of Essence

Time is of the essence of this Plan and of each Award Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

SCHEDULE “C” DIGIHOST TECHNOLOGY INC. (the “Corporation”)

ALTERATION TO ARTICLES – ADVANCE NOTICE PROVISIONS

14.12	Nominations of Directors

(a)	Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(i)	by or at the direction of the board, including pursuant to a notice of meeting;

(ii)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(iii)	by by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in this Section 14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Section 14.12.

(b)	In In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Company at the principal executive offices of the Company.

(c)	To be timely, a Nominating Shareholder’s notice to the Secretary of the Company must be made:

(i)	in in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(ii)	in in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(d)	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Company must set forth:

(i)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below); and

(ii)	as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below).

(e)	The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(f)	No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Section 14.12; provided, however, that nothing in this Section 14.12 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Business Corporations Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(g)	For the purposes of this Section 14.12:

(i)	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(ii)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(h)	Notwithstanding any other provision of this Section 14.12, notice given to the Secretary of the Company pursuant to this Section 14.12 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(i)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Section 14.12.

SCHEDULE “D” DIGIHOST TECHNOLOGY INC. (the “Corporation”)

ALTERATION TO ARTICLES – U.S. SECURITIES ACT PROVISIONS

21.6	Cause of Action Arising Under U.S. Securities Act

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended, or any of the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to this provision.